Results of Proxy Voting (p.49 Annual Report 3/31/16)
A special meeting of shareholders of the Fund was held on December 17, 2015. Fund shareholders approved an amended investment advisory agreement between Steben & Company, Inc. and Steben Alternative Investment Funds on behalf of the Fund. Approval of this proposal required a majority of the outstanding voting securities of the Fund.  The results of the proxy solicitation on this proposal were as follows:
Steben Managed Futures Strategy Fund: For - 5,393,650; Against - 447; Abstain - 11,975; Non-Voting - 2,263,996